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                                                                    EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)

The ratio of earnings to fixed charges for each of the five most recent fiscal years was as follows:

                      YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------
   2002            2001          2000          1999           1998
------------    ----------    ----------    ----------     ----------
   2.69           13.41         16.30          6.95           6.33

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes and before the cumulative effect of a change in accounting principle plus fixed charges. Fixed charges consist of interest expense and that portion of net rental expense deemed representative of interest.